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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGED (IN THOUSANDS)

	Quarter Ended March 31, 2003	Years Ended December 31,
		2002	2001	2000	1999	1998
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(435,394)	$73,397	$57,447	$(39,049)	$(60,942)	$(42,798)
Less. Capitalized interest	(42)	(320)	—	—	—	—

Total Earnings:	(435,436)	73,077	57,447	(39,049)	(60,942)	(42,798)
Fixed Charges:
Interest Expense	5,614	13,853	13,980	4,365	6,518	7,183
Capitalized interest	42	320	—	—	—	—
Estimated interest component of rent expense	1,394	5,360	4,800	3,440	3,160	2,720

Total Fixed Charges	$7,050	$19,533	$18,780	$7,805	$9,678	$9,903
Ratio of earnings to fixed charges	N/A	4.7	4.1	N/A	N/A	N/A

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle plus fixed charges, less capitalized interest, by fixed charges. Fixed charges consist of interest expense, capitalized interest and that portion of rental payments under operating leases we believe to be representative of interest.

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EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGED (IN THOUSANDS)